Transamerica Asset Management 1801 California St, Suite 5200
Denver, CO 80202

March 21, 2023

VIA EDGAR CORRESPONDENCE

Mr. Keith E. Carpenter

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Carpenter:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-23-008494) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on January 13, 2023. The purpose of the Amendment was to register Transamerica International Sustainable Equity, Transamerica Long Credit, Transamerica Sustainable Growth Equity and Transamerica UltraShort Bond (each, a “Fund,” and together, the “Funds”), each a new series of the Registrant. Transamerica International Sustainable Equity and Transamerica Sustainable Growth Equity are registering Class A, Class I, Class I2 and Class R6 shares. Transamerica Long Credit and Transamerica UltraShort Bond are registering Class A, Class C, Class I and Class R6 shares. The Staff’s comments were conveyed to the Registrant by telephone on March 8, 2023.

The Staff noted that all comments to a Fund’s summary section also generally apply to the disclosure with respect to the sections titled “More on the Fund’s Strategies and Investments,” and “More on Risks of Investing in the Fund,” as applicable. The Staff also noted that comments made to the initial Fund in the Registration Statement generally apply to all Funds in the Registration Statement, as applicable.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.

Expense Example Table: Please revise the expense example tables to add disclosure to reflect any deferred sales charge (load) by assuming redemption of the entire amount at the end of the year in which the sales charge (load) is due, if applicable.

Response: The Registrant notes that Transamerica International Sustainable Equity and Transamerica Sustainable Growth Equity are not registering Class C shares subject to a deferred sales charge. For Transamerica Long Credit and Transamerica UltraShort Bond, the Registrant confirms that the expense example tables reflect the applicable deferred sales charge on Class C shares.

2.

Principal Investment Strategies: In the strategy section for Transamerica International Sustainable Equity, please clarify what is meant by “third-party materiality mapping tools” related to identifying key ESG risks and opportunities for a particular industry.

Response: The Registrant has updated the Fund’s principal investment strategy disclosure in response to the Staff’s comment.

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Principal Investment Strategies/Principal Risks: The Staff notes that the principal investment strategies of Transamerica International Sustainable Equity state that the Fund may utilize derivatives “for purchasing futures for cash equitization purposes or purchasing market access products to seek to achieve efficient investment exposure.” Please consider whether adding “Derivatives” risk disclosure to the principal risks section is appropriate.

Response: The Registrant has added “Derivatives” risk as a principal risk of the Fund.

4.

Fees and Expenses – Annual Fund Operating Expenses: Please confirm whether acquired fund fees and expenses are expected to exceed 0.01% of each Fund’s average net assets, and if so, please include the line item in the fee table.

Response: The Registrant notes that each Fund’s acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets.

5.

Principal Investment Strategies: The Staff notes that Transamerica International Sustainable Equity includes China A-Shares in its principal investment strategies and principal risks. Please confirm whether the Fund will be investing in Chinese companies via American depository receipts (“ADRs”) that are subject to the Holding Foreign Companies Accountable Act (“HFCAA”), as well as variable interest entities (“VIEs”). If so, consider adding specific principal investment strategy disclosure and principal risk disclosure related to such investments.

Response: The Registrant confirms that the Fund does not plan to invest in Chinese companies through ADRs or VIEs.

6.	Principal Investment Strategies/Principal Risks: To the extent that a Fund uses currency exposure to reduce currency risk, consider updating the principal investment strategy section as applicable.

Response: The Registrant notes that the Fund will not use currency exposure to reduce currency risk.

7.	Principal Investment Strategies/Principal Risks: Please identify the principal investments that give rise to the “Warrants and Rights” risk or delete the risk as a principal risk of the Funds.

Response: The Registrant has removed the “Warrants and Rights” risk as a principal risk of the applicable Funds.

8.

Principal Investment Strategies: Please confirm whether Transamerica International Sustainable Equity intends to use multiple third-party data providers to select investments and, if so, please identify the third-party data provider (or providers), and briefly summarize the criteria and methodology of each for determining environmental, social and governance (“ESG”) issuers.

Response: The Registrant notes that while external ESG data will be used as part of the sub-adviser’s methodology in analyzing possible investments for the Fund, such data will not be determinative in the sub-adviser’s proprietary ESG ratings process. The sub-adviser will not solely rely on the ESG data or ratings of any third-party providers in selecting investments for the Fund. For these reasons, the Registrant believes the disclosure is appropriate.

9.

Principal Investment Strategies: Please disclose whether Transamerica Sustainability Growth Equity will exclude any category of company typically considered in the “ESG category,” or conversely, include any category of companies not typically considered in the “ESG category.”

Response: The sub-adviser’s ESG analysis varies by sector and is specific to each company and does not exclude or include any categories of companies. The Registrant believes that the current disclosure is appropriate.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1821.

Very truly yours,

/s/ Dennis Gallagher
Dennis Gallagher
Chief Legal Officer and Secretary
Transamerica Funds

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